January 28, 2013

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:         Rockwood Holdings, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed October 26, 2012

Response dated December 6, 2012

File No. 1-32609

Dear Mr. Decker:

Rockwood Holdings, Inc. (the “Company,” “we” or “our”) is providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated January 17, 2013. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

15. Guarantor Financial Statements, page 25

We note your response to comment 12 from our letter dated November 21, 2012.  Please address the following as it relates to your consolidating financial information:

•                  Please revise your disclosure to clearly explain how your guarantor financial statements were prepared.  Your disclosure should clearly explain how you are presenting your subsidiaries so that a reader may understand what is included in each column. Please also consider disclosing the relevant information of your organization structure including but not limited to the fact that you have two non-guarantor subsidiaries between the parent and issuer (RSCI and RSII).

100 Overlook Center, Princeton, New Jersey 08540 Tel:  (609) 514-0300 Fax:  (609) 514-8722

In response to the Staff’s comment, in future filings we will revise and expand our disclosure as follows (revised and newly added disclosure in bold):

Rockwood Holdings, Inc. (“Parent Company”) and certain of its 100% owned domestic subsidiaries (“Guarantor Subsidiaries”) jointly and severally, and fully and unconditionally guarantee the 2020 Notes in the aggregate principal amount of $1.25 billion issued in September 2012 by Rockwood Specialties Group, Inc. (RSGI), an indirect 100% owned subsidiary of the Company. The following presents the consolidating financial information separately for:

•      Parent Company Guarantor — the Parent Company owns a 100% direct investment in Rockwood Specialties Consolidated, Inc (“RSCI”).  RSCI owns a 100% direct investment in Rockwood Specialties International, Inc. (“RSII”) and RSII owns a 100% direct investment in RSGI.  Each of these entities is a domestic holding company;

•      Issuer — RSGI, the issuer of the guaranteed obligations, owns direct or indirect investments in all other domestic and foreign subsidiaries;

•      Guarantor Subsidiaries — these represent substantially all of RSGI’s domestic subsidiaries on a combined basis. The “investment in subsidiary” and “equity in undistributed earnings of subsidiaries” represents all non-guarantor subsidiaries of such guarantors;

•      Non-Guarantor Subsidiaries — these include all of the Company’s foreign subsidiaries, two domestic subsidiaries and RSCI and RSII (because they are non-guarantors) on a combined basis. As a result, the “investment in subsidiary” and “equity in undistributed earnings of subsidiaries” presented in the Non-Guarantor Subsidiaries column includes all of the subsidiaries of RSCI;

•      Consolidating Adjustments — represent adjustments to (a) eliminate intercompany transactions between or among the Parent Company, RSGI, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, (b) eliminate the investments in subsidiaries, (c) eliminate the cash overdrafts in intergroup payable, and (d) offset deferred income taxes within the same tax jurisdictions; and

•      Total Consolidated Amounts — Parent Company and its subsidiaries on a consolidated basis.

Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements.

•                  Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

In future filings, the Company will include the following disclosure:

There are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

•                  Please tell us the facts and circumstances surrounding the need to provide elimination adjustments related to cash and cash equivalents on your consolidating balance sheets as of September 30, 2012 and December 31, 2011 on pages 31 and 32 of your Form 10-Q for the period ended September 30, 2012.

In accordance with Rule 3-10 of Regulation S-X, the Company presented the financial statements of the applicable entities on a standalone basis in separate columns to reflect the financial information in sufficient detail to allow investors to determine the assets, results of operations and cash flows of each of the consolidating groups. In the consolidating balance sheets as of September 30, 2012 and December 31, 2011, the Company presented the cash balances on hand as cash and cash equivalents with cash overdrafts being reflected in intergroup payable. The Company eliminated the cash overdrafts in intergroup payable in the “Eliminations/Reclassifications” column of the consolidating balance sheets and presented cash and cash equivalents net of cash overdrafts in the “Consolidated” column as we met the criteria in ASC 210-20 and applied the right of setoff.

**********

Rockwood Holdings, Inc. acknowledges that:

•      Such company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      Such company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta
Robert J. Zatta
Senior Vice President and Chief Financial Officer